Sticker to Prospectus

The Prospectus for ICON Leasing Fund Twelve, LLC (‘‘Fund Twelve’’) consists of (1) this sticker, (2) the Prospectus, which is dated May 7, 2007, (3) Supplement No. 1 dated June 25, 2007, (4) Supplement No. 2 dated August 16, 2007, (5) Supplement No. 3 dated November 20, 2007, (6) Supplement No. 4 dated January 18, 2008, (7) Supplement No. 5 dated April 7, 2008, (8) Supplement No. 6 dated May 7, 2008, (9) Supplement No. 7 dated May 21, 2008, (10) Supplement No. 8 dated June 27, 2008, and (11) this Supplement No. 9, which contains information related to the current status of the offering, updates certain information contained in the Prospectus, and updates certain financial information of Fund Twelve to June 30, 2008.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-138661

ICON LEASING FUND TWELVE, LLC

SUPPLEMENT NO. 9
DATED AUGUST 1, 2008

TO PROSPECTUS DATED
MAY 7, 2007

Summary

We are providing you with this Supplement No. 9, dated August 1, 2008, to update the Prospectus, dated May 7, 2007, as amended by Supplement No. 1, dated June 25, 2007, Supplement No. 2, dated August 16, 2007, Supplement No. 3, dated November 20, 2007, Supplement No. 4, dated January 18, 2008, Supplement No. 5 dated April 7, 2008, Supplement No. 6, dated May 7, 2008, Supplement No. 7 dated May 21, 2008, and Supplement No. 8 dated June 27, 2008.  The information in this Supplement No. 9 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Twelve, LLC (“Fund Twelve”) Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, and Supplement No. 8.  This Supplement No. 9 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, and Supplement No. 8.

The primary purposes of this Supplement No. 9 are to:

•	Describe the current status of the offering;

•	Update certain information contained in the Prospectus; and

•	Update certain financial information of Fund Twelve to June 30, 2008.

Current Status of the Offering

The initial closing date for Fund Twelve was May 25, 2007, the date at which Fund Twelve had raised $1,200,000 and reached the minimum offering amount.  On July 13, 2007, Fund Twelve achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania.  As of July 25, 2008, 192,364 shares of membership interests have been sold to 4,705 additional members, representing $191,885,035 of capital contributions to Fund Twelve.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through July 25, 2008, Fund Twelve paid and/or accrued the following fees or expenses in connection with its offering of its membership interests: (i) sales commissions to third parties in the amount of $15,006,249, (ii) underwriting fees to affiliated parties in the amount of $3,751,562 and (iii) organizational and offering fees to affiliated parties in the amount of $4,378,291.  These fees are described on pages 25 and 26 of the Prospectus, as supplemented.

Liquidation Track Record of Other Programs Sponsored by ICON Capital Corp.

The following disclosure shall be inserted immediately following the last paragraph on page 39 of Fund Twelve’s prospectus, dated May 7, 2007, under the heading “Other Programs Sponsored by our Manager”:

“Liquidation Track Record of Other Programs Sponsored by our Manager

Of the 12 prior equipment leasing programs sponsored by our Manager (the “Prior Programs”), six have been liquidated and dissolved (Series A, Series B, Series C, Series D, Series E and LP Six) and one Prior Program has transferred all of its assets to a liquidating trust for the benefit of the limited partners, now the beneficial owners (LP Seven).  Out of the remaining five Prior Programs, three are currently in the Program’s liquidation period (Fund Eight A, Fund Eight B and Fund Nine), and two are in the Program’s operating period (Fund Ten and Fund Eleven).

At the time each Prior Program was offered, disclosures contained in the respective prospectus included an anticipated timeframe for an offering period, an operating/reinvestment period and a disposition/liquidation period.  Each Prior Program’s anticipated timeframe and actual timeframe is set forth below:

•
Series A began its proposed two-year offering period in January 1987, which lasted through February 1989.  Its reinvestment period, originally anticipated to be six years (ending in February 1995), was extended, with the approval of the limited partners, for a period up to 10 years (ending in February 1999), after which a liquidation period of up to three-years was to begin.  Series A was liquidated in October 1999.  As discussed above, Series A was syndicated under prior ownership and management.

•
Series B began its proposed 18-month offering period in July 1989, which lasted through November 1990.  Its reinvestment period, originally anticipated to be five years, was extended, with the approval of the limited partners, for a maximum of an additional four years to November 1999, after which a liquidation period of up to two-years began.  Its liquidation period began in November 1999.  Series B was liquidated 22 months later in September 2001.  As discussed above, Series B was syndicated under prior ownership and management.

•
Series C began its proposed 18-month offering period in December 1990, which lasted through June 1991.  Its reinvestment period, originally anticipated to be five years, was extended, with the approval of the limited partners, for a maximum of an additional four and one-half years to December 2000, after which a liquidation period of up to 30-months began.  Series C was liquidated nine months later in September 2001.  As discussed above, Series C was syndicated under prior ownership and management.

•
Series D began its proposed 18-month offering period in August 1991, which lasted through June 1992.  Its five-year reinvestment period ended in June 1997, after which an anticipated five-year disposition period began.  Series D was liquidated in November 2005.  As discussed above, Series D was syndicated under prior ownership and management.

•
Series E began its proposed two-year offering period in June 1992, which lasted through July 1993.  Its five-year reinvestment period ended in July 1998, after which an anticipated five-year liquidation period began.  Series E was liquidated in April 2006.  As discussed above, Series E was syndicated under prior ownership and management.

•
LP Six began its two-year offering period in November 1993, which lasted through November 1995.  Its five-year reinvestment period ended in November 2000, after which an anticipated three-year liquidation period began.  LP Six was liquidated in March 2006.  As discussed above, LP Six was syndicated under prior ownership and management.

•
LP Seven began its offering period, originally expected to last two years, in November 1995, which offering period was extended for up to an additional year and ended in September 1998.  Its anticipated five-year reinvestment period lasted until November 2002, after which an anticipated three-year liquidation period began.  In May 2007, LP Seven transferred its sole remaining asset, an interest in an entity that owned and leased a mobile offshore drilling rig that is currently the subject of litigation commenced by the lessee in November 2005 relating to its value following an event of loss, to a liquidating trust (the “LP Seven Liquidating Trust”).  LP Seven Liquidating Trust is currently awaiting the final outcome of the litigation.  The limited partners of LP Seven are now the beneficial owners of LP Seven Liquidating Trust.

•
Fund Eight A began its anticipated two-year offering period in September 1998, which lasted through May 2000.  Its five-year operating period ended in December 2005, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) began.  Fund Eight A’s liquidation period is continuing.

•
Fund Eight B began its anticipated two-year offering period in May 2000, which lasted through October 2001.  Its five year operating period was anticipated to end in October 2006, but was extended through June 2007, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) began.  Its liquidation period is continuing.

•
Fund Nine began its proposed two-year offering period in November 2001, which lasted through April 2003.  Its five-year operating period ended in April 2008.  Its liquidation period began in May 2008, which is anticipated to last for three years, but could be extended for up to an additional three years.

•
Fund Ten began its proposed two-year offering period in June 2003, which lasted through April 2005.  Its operating period is expected to last five years from the end of its offering period, but Fund Ten’s Manager has the ability to extend it for up to an additional three years, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) would begin.  Fund Ten is currently in its operating period.

•
Fund Eleven began its two-year offering period in April 2005, which lasted through April 2007.  Its operating is expected to last five years from the end of its offering period, but Fund Eleven’s Manager has the ability to extend it for up to an additional three years, after which an anticipated three-year liquidation period (with the ability to extend for up to an additional three years) would begin.  Fund Eleven is currently in its operating period.”

Certain Financial Information of ICON Leasing Fund Twelve, LLC for the Quarter Ended June 30, 2008

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Balance Sheets

Assets

	June 30,
	2008	December 31,
	(unaudited)	2007
Current assets
Cash and cash equivalents	$49,105,719	$22,154,903
Current portion of net investment in finance leases	5,949,094	4,011,408
Other current assets	457,642	152,878

Total current assets	55,512,455	26,319,189

Non-current assets
Net investment in finance leases, less current portion	25,118,909	17,610,522
Leased equipment at cost (less accumulated depreciation of
$6,367,749 and $1,823,881, respectively)	141,970,830	65,809,766
Note receivable on financing facility, net	4,252,390	4,087,568
Investment in joint venture	163,553	-
Other non-current assets, net	939,698	415,144

Total non-current assets	172,445,380	87,923,000

Total Assets	$227,957,835	$114,242,189

Liabilities and Members' Equity
Current liabilities
Current portion of non-recourse long-term debt	$9,799,401	$4,913,501
Derivative instruments	820,302	686,176
Deferred revenue	5,956	541,830
Due to Manager and affiliates	765,008	246,926
Accrued expenses and other current liabilities	424,807	134,620

Total current liabilities	11,815,474	6,523,053

Non-current liabilities
Non-recourse long-term debt, net of current portion	48,485,602	17,566,769

Total Liabilities	60,301,076	24,089,822

Minority Interest	15,308,480	10,862,758

Commitments and contingencies (Note 11)

Members' Equity
Manager	$(56,015)	$(18,392)
Additional Members	152,556,649	79,657,951
Accumulated other comprehensive loss	(152,355)	(349,950)

Total Members' Equity	152,348,279	79,289,609

Total Liabilities and Members' Equity	$227,957,835	$114,242,189

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Revenue:
Rental income	$5,345,686	$7,503	$8,553,234	$7,503
Finance income	1,052,969	-	1,803,890	-
Interest and other income	329,610	13,755	618,594	13,755
Other financial gain	197,695	-	197,872	-

Total revenue	6,925,960	21,258	11,173,590	21,258
Expenses:
Management fees - Manager	372,010	-	559,147	-
Administrative expense reimbursements - Manager	741,180	191,327	1,431,999	191,327
General and administrative	491,507	22,945	725,898	22,945
Interest	644,751	-	929,709	-
Depreciation and amortization	2,925,719	7,841	4,671,927	7,841

Total expenses	5,175,167	222,113	8,318,680	222,113

Income (loss) before minority interest	1,750,793	(200,855)	2,854,910	(200,855)

Minority interest	(334,977)	-	(710,271)	-

Net income (loss)	$1,415,816	$(200,855)	$2,144,639	$(200,855)

Net income (loss) allocable to:
Additional Members	$1,401,658	$(198,846)	$2,123,193	$(198,846)
Manager	14,158	(2,009)	21,446	(2,009)

	$1,415,816	$(200,855)	$2,144,639	$(200,855)

Weighted average number of additional
member shares outstanding	157,613	8,429	136,157	8,429

Net income (loss) per weighted average
additional member share outstanding	$8.89	$(23.59)	$15.59	$(23.59)

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Statements of Changes in Members' Equity

				Accumulated
	Additional			Other
	Member	Additional		Comprehensive	Total Members'
	Shares	Members	Manager	(Loss)	Equity
Balance, December 31, 2007	93,805	$79,657,951	$(18,392)	$(349,950)	$79,289,609
Net income		721,535	7,288	-	728,823
Change in valuation of
interest rate swap contract				(244,378)	(244,378)
Currency translation adjustment				427,262	427,262
Total comprehensive income					911,707
Proceeds from issuance of
additional members shares	41,757	41,636,704	-	-	41,636,704
Sales and offering expenses		(4,749,545)	-	-	(4,749,545)
Cash distributions to members	-	(2,403,838)	(24,281)	-	(2,428,119)

Period ended March 31, 2008 (unaudited)	135,562	$114,862,807	$(35,385)	$(167,066)	$114,660,356
Net income		1,401,658	14,158	-	1,415,816
Change in valuation of
interest rate swap contracts				10,299	10,299
Currency translation adjustment				4,412	4,412
Total comprehensive income					1,430,527
Proceeds from issuance of
additional members shares	44,888	44,727,928	-	-	44,727,928
Sales and offering expenses		(5,001,069)	-	-	(5,001,069)
Cash distributions to members	-	(3,434,675)	(34,788)	-	(3,469,463)

Period ended June 30, 2008 (unaudited)	180,450	$152,556,649	$(56,015)	$(152,355)	$152,348,279

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve, LLC
(A Delaware Limited Liability Company)
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Six Months Ended June 30,
	2008	2007

Cash flows from operating activities:
Net income (loss)	$2,144,639	$(200,855)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Rental income paid directly to lenders by lessees	(3,692,450)	-
Finance income	(1,803,890)	-
Depreciation and amortization	4,671,927	7,841
Interest expense on non-recourse financing paid directly
to lenders by lessees	903,648	-
Interest expense from amortization of debt financing costs	26,061
Minority interest	710,271	-
Other financial gain	(197,872)	-
Changes in operating assets and liabilities:
Collection of finance leases	4,719,024	-
Other assets, net	(843,143)	(89,764)
Accrued expenses and other liabilities	215,198	114,825
Deferred revenue	(535,874)	-
Due from/to Manager and affiliates	354,532	192,156
Distributions to/from joint ventures and minority interest	(137,471)	-

Net cash provided by operating activities	6,534,600	24,203

Cash flows from investing activities:
Purchase of equipment	(92,697,800)	(7,322,307)
Investment in financing facility	(164,822)	-

Net cash used in investing activities	(92,862,622)	(7,322,307)

Cash flows from financing activities:
Proceeds from notes payable - non-recourse	38,699,640	-
Issuance of additional member shares, net of sales and offering expenses paid	76,614,018	14,447,705
Minority interest contribution in joint venture, net	4,076,251	-
Due to Manager and affiliates	-	133,045
Distributions to minority interest holder in joint venture	(213,867)	-
Cash distributions to members	(5,897,582)	(6,185)

Net cash provided by financing activities	113,278,460	14,574,565

Effects of exchange rates on cash and cash equivalents	378	-

Net increase in cash and cash equivalents	26,950,816	7,276,461

Cash and cash equivalents, beginning of the period	22,154,903	2,000

Cash and cash equivalents, end of the period	$49,105,719	$7,278,461

See accompanying notes to condensed consolidated financial statements.

ICON Leasing Fund Twelve LLC
(A Delaware Limited Partnership)
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Six Months Ended June 30,
	2008	2007

Supplemental disclosure of non-cash investing and financing activities:
Principal and interest paid on non-recourse long-term debt
paid directly to lenders by lessees	$3,692,450	$-

See accompanying notes to condensed consolidated financial statements.

(1)	Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements of ICON Leasing Fund Twelve, LLC (the “LLC”) have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for the interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements.  In the opinion of ICON Capital Corp. (the “Manager”), all adjustments considered necessary for a fair presentation have been included. These condensed consolidated financial statements should be read together with the consolidated financial statements and notes included in the LLC’s Annual Report on Form 10-K for the year ended December 31, 2007. The results for the interim period are not necessarily indicative of the results for the full year.

The condensed consolidated financial statements include the accounts of the LLC and its majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The LLC accounts for its noncontrolling interests in joint ventures where the LLC has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the LLC's original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The LLC accounts for investments in joint ventures where the LLC has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the LLC's original investments are recorded at cost and any distributions received are recorded as revenue.  All of the LLC's investments in joint ventures are subject to its impairment review policies.

In joint ventures where the LLC’s interest is majority owned, the financial condition and results of operations of the joint venture are consolidated.  Minority interest represents the minority owner’s proportionate share of its equity in the joint venture. The minority interest is adjusted for the minority owner’s share of the earnings, losses and distributions of the joint venture.

(2)	Organization

The LLC was formed on October 3, 2006 as a Delaware limited liability company.  The LLC’s initial closing date was May 25, 2007 (the “Commencement of Operations”), the date at which the LLC had raised $1,200,000. The LLC is engaged in one business segment, the business of purchasing equipment and leasing it to third-party end users, providing equipment and other financing, acquiring equipment subject to lease and, to a lesser degree, acquiring ownership rights to leased equipment at lease expiration.  From time to time, the LLC also purchases equipment and sells it to its leasing customers. The LLC will continue until December 31, 2026, unless terminated sooner.

The Manager of the LLC is a Delaware corporation. The Manager manages and controls the business affairs of the LLC, including, but not limited to, the equipment leases and financing transactions that the LLC enters into pursuant to the terms of the LLC’s limited liability company agreement (the “LLC Agreement”).  Additionally, the Manager has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the LLC.

(2)	Organization - continued

The LLC is currently in its offering period, which commenced on May 7, 2007 and is anticipated to end in May 2009. The LLC is in the process of raising capital and acquiring assets.  The initial capitalization of the LLC was $2,000, which consisted of $1,000 from the Manager and $1,000 contributed for a single additional member share from an officer of the Manager. The LLC is offering shares of limited liability company membership interests (the “Shares”) on a “best efforts” basis with the current intention of raising up to $410,800,000 of capital, consisting of 400,000 Shares of limited liability interests at a purchase price of $1,000 and an additional 12,000 Shares which have been reserved for the LLC’s Distribution Reinvestment Plan.  The Distribution Reinvestment Plan allows investors to purchase additional Shares with distributions received from certain other funds managed by the Manager at a discounted share price of $900.  As of June 30, 2008, approximately 4,158 Shares have been issued in connection with the LLC’s Distribution Reinvestment Plan.  Upon raising the minimum of $1,200,000, additional members were admitted.  “Additional Members” represent all members other than the Manager.

During the six months ended June 30, 2008, the LLC sold 86,645 additional Shares, representing $86,364,632 of capital contributions and admitted 1,961 Additional Members. The LLC has paid or accrued $6,713,478 of sales commissions to third parties, $1,358,767 of organizational and offering expenses to the Manager, and $1,678,369 of underwriting fees to ICON Securities Corp. (“ICON Securities”), an entity owned by the Manager.

With proceeds from Shares sold, the LLC intends to invest in equipment subject to leases, equipment financing transactions, residual ownership rights in leased equipment and establish a cash reserve. After the net offering proceeds are fully invested, additional investments will be made with the cash generated from the LLC’s initial investments, to the extent that cash is not needed for expenses, reserves or distributions to members. The investment in additional equipment in this manner is called “reinvestment.”  After the operating period, the LLC will then sell its assets in the ordinary course of business, a time frame called the “liquidation period.”

Members’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the Additional Members and 1% to the Manager until each Additional Member has (a) received cash distributions and liquidation proceeds sufficient to reduce their adjusted capital contribution account to zero and (b) received, in addition, other distributions and allocations that would provide an 8% per year cumulative return on their outstanding adjusted capital contribution account. After such time, the distributions will be allocated 90% to the Additional Members and 10% to the Manager.

(3)	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates primarily include the determination of allowance for doubtful accounts, depreciation and amortization, impairment losses, estimated useful lives and residual values. Actual results could differ from those estimates.

(3)	Summary of Significant Accounting Policies - continued

Reclassifications

Certain reclassifications have been made to the accompanying condensed consolidated financial statements in prior periods to conform to the current period presentation.

Derivative Financial Instruments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Accounting for Fair Value Measurement” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-2 (“FSP 157-2”), which delayed the effective date of SFAS No. 157 for one year, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  On February 14, 2008, the FASB issued FSP No. 157-1, which amended SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases” and other accounting pronouncements that address fair value measurements of leases from the provisions of SFAS No. 157.  SFAS No. 157 and FSP 157-2 are effective for the LLC’s financial statements beginning January 1, 2008.  The LLC adopted the provisions of SFAS No. 157 beginning January 1, 2008 for all financial assets and financial liabilities that are recognized at fair value.

Additionally for all non-financial assets and non-financial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, the LLC has adopted the provisions of FSP 157-2 and delayed the effective date of SFAS No. 157 until January 1, 2009.  The Manager believes that the impact of partially adopting SFAS No. 157 effective January 1, 2008 is not material to the condensed consolidated financial statements.

SFAS No. 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
•	Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
•	Level 3: Pricing inputs that are generally unobservable and may not be corroborated by market data.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The LLC’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

(3)	Summary of Significant Accounting Policies - continued

The following table summarizes the valuation of the LLC’s material financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2008:

	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:

Warrants	$-	$86,583	$-	$86,583

Liabilities:

Derivative Liability	$-	$820,302	$-	$820,302

(1) quoted prices in active markets for identical assets or liabilities
(2) observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) no observable pricing inputs in the market

The LLC’s derivative contracts, including interest rate swaps, foreign exchange forwards and warrants, are valued using models based on readily observable market parameters for all substantial terms of the LLC’s derivative contracts and are classified within Level 2.  As permitted by SFAS No. 157, the LLC uses market prices and pricing models for fair value measurements of its derivative instruments.  The fair value of the warrants was recorded in other non-current assets and the derivatives liabilities were recorded in derivative instruments.

Foreign Currency Translation

Assets and liabilities having non-United States dollar functional currencies are translated at month-end exchange rates. Contributed capital accounts are translated at the historical rate of exchange when the capital was contributed or distributed. Revenues, expenses and cash flow items are translated at weighted average exchange rates for the period. Resulting translation adjustments, if material, are recorded as a separate component of accumulated other comprehensive income or loss.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits but does not require the LLC to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The LLC has not elected to fair value any of its financial instruments under the provisions of SFAS No. 159.

(3)	Summary of Significant Accounting Policies - continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with earlier adoption prohibited. The Manager is currently evaluating the impact of SFAS No. 160 on the LLC’s consolidated financial statements.

On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of SFAS No. 133” (“SFAS No. 161”). SFAS No. 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008 and, therefore, the LLC will be required to provide such disclosures beginning with the interim period ended March 31, 2009.

(4)	Net Investment in Finance Leases

Net investment in finance leases consisted of the following at June 30, 2008 and December 31, 2007:

	June 30,
	2008	December 31,
	(unaudited)	2007

Minimum rents receivable	$35,757,710	$24,270,205
Estimated residual value	4,543,014	2,129,432
Initial direct costs, net	992,477	707,589
Unearned income	(10,225,198)	(5,485,296)

Net investments in finance leases	31,068,003	21,621,930

Less: Current portion of net
investment in finance leases	5,949,094	4,011,408

Net investment in finance leases,
less current portion	$25,118,909	$17,610,522

The LLC, through its wholly-owned subsidiary ICON Global Crossing IV, LLC (“ICON Global Crossing IV”), purchased telecommunications equipment in 2007 for approximately $21,294,000.  The base lease term is 48 months and commenced on December 1, 2007. The telecommunications equipment is subject to a lease with Global Crossing Telecommunications, Inc.  (“Global Crossing”).  The LLC incurred professional fees of approximately $149,000 and paid acquisition fees to the Manager of approximately $639,000 relating to this transaction.

(4)	Net Investment in Finance Leases - continued

On March 3, 2008, the LLC, through its wholly-owned subsidiary ICON French Equipment II, LLC (“ICON French Equipment II”), purchased auto parts manufacturing equipment from Sealynx Automotive Transieres SAS (“Sealynx”) and simultaneously leased back the equipment to Sealynx.  The purchase price was approximately $11,626,000 (€7,638,400).  The base lease term is 60 months, commenced on March 3, 2008, and the lease payments will be made quarterly, in advance. The LLC paid an acquisition fee to the Manager of approximately $350,000 (€229,152) relating to this transaction. As additional security for Sealynx’s obligations under the lease, the LLC was granted a lien on property owned by Sealynx in France, valued at €3,746,400 at the acquisition date, and a guaranty from Sealynx’s parent company, Sealynx Automotive Holding.

On June 19, 2008, the LLC entered into four foreign exchange Euro to USD forward contracts. Each contract had a notional value of €275,000 with a Euro to USD conversion rate ranging from 1.5184 to 1.5368. As of June 30, 2008, these forward contracts were deemed ineffective and all revaluations were recorded through the condensed consolidated statements of operations.

Non-cancelable minimum annual amounts due on investment in finance leases over the next five years were as follows at June 30, 2008:

Years Ending
December 31,

For July 1 to December 31, 2008	$4,718,151
2009	9,438,148
2010	9,438,148
2011	8,921,761
2012	3,241,502

$35,757,710

(5)	Leased Equipment at Cost

Leased equipment at cost consisted of the following at June 30, 2008 and December 31, 2007:

	June 30,
	2008	December 31,
	(unaudited)	2007
Marine vessels	$93,625,976	$40,930,897
Telecommunications equipment	6,116,887	-
Coal mining equipment	12,834,631	-
Manufacuring equipment	35,761,085	26,702,750

	148,338,579	67,633,647
Less: Accumulated depreciation	(6,367,749)	(1,823,881)

	$141,970,830	$65,809,766

(5)	Leased Equipment at Cost - continued

Depreciation expense was $2,848,499 and $0 for the three months ended June 30, 2008 and 2007, respectively. Depreciation expense was $4,543,868 and $0 for the six months ended June 30, 2008 and 2007, respectively.

ICON Mayon

On July 24, 2007, the LLC and ICON Income Fund Ten, LLC (“Fund Ten”), an entity also managed by the Manager, formed ICON Mayon, LLC (“ICON Mayon”), with interests of 51% and 49%, respectively. ICON Mayon purchased one Aframax 98,507 DWT product tanker, the Mayon Spirit, from an affiliate of Teekay Corporation (“Teekay”). The purchase price for the Mayon Spirit was approximately $40,250,000. Simultaneously with the closing of the purchase of the Mayon Spirit, the Mayon Spirit was bareboat chartered back to an affiliate of Teekay for a term of 48 months.  The charter commenced on July 12, 2007. The LLC paid approximately $681,000 in transaction-related costs, including approximately $616,000 in the form of an acquisition fee paid to the Manager.

MW Universal

On September 28, 2007, the LLC completed the acquisition of and simultaneously leased back substantially all of the machining and metal working equipment of LC Manufacturing LLC (“LC Manufacturing”), a wholly-owned subsidiary of MW Universal, Inc. (“MWU”), for a purchase price of $14,890,000.  The LLC paid acquisition fees of approximately $447,000 to the Manager.  The base lease term commenced on January 1, 2008 and continues for a period of 60 months.

On December 10, 2007, the LLC completed the acquisition of and simultaneously leased back the machining and metal working equipment of MW Crow, Inc. (“Crow”), a wholly-owned subsidiary of MWU, for a purchase price of $4,100,000.  The LLC paid acquisition fees of $123,000 to the Manager.  The base lease term commenced on January 1, 2008, and continues for a period of 60 months.

Simultaneously with the closing of the transactions with LC Manufacturing and Crow, Fund Ten and ICON Leasing Fund Eleven, LLC (“Fund Eleven”), an entity also managed by the Manager (together with the LLC, the “Participating Funds”), completed similar acquisitions with seven other subsidiaries of MWU pursuant to which the respective funds purchased substantially all of the machining and metal working equipment of each subsidiary.  Each subsidiary’s obligations under its respective leases (including those of LC Manufacturing and Crow) are cross-collateralized, cross-defaulted, and all subsidiaries’ obligations are guaranteed by MWU.  Each of the Participating Funds have also entered into a credit support agreement with the LLC, pursuant to which losses incurred by a Participating Fund with respect to any MWU subsidiary are shared among the Participating Funds proportionately based on the amount of capital invested.

ICON EAR

On December 28, 2007, the LLC and Fund Eleven formed ICON EAR, LLC (“ICON EAR”), with interests of 55% and 45%, respectively.  ICON EAR completed the acquisition of and simultaneously leased back semiconductor manufacturing equipment from Equipment Acquisition Resources, Inc. (“EAR”) for an initial purchase price of $6,935,000.  The LLC paid acquisition fees of approximately $114,000 to the Manager. The base lease term is 60 months and commenced on July 1, 2008.

(5)	Leased Equipment at Cost - continued

During June 2008, the LLC and Fund Eleven completed the acquisition of and simultaneously leased back additional semiconductor manufacturing equipment from EAR for a total purchase price of $8,794,500.  The LLC and Fund Eleven retained ownership interests of 55% and 45%, respectively, subsequent to this transaction. The LLC incurred acquisition fees to the Manager of approximately $145,000. The base lease terms are 60 months and commenced on July 1, 2008.

ICON Global Crossing IV

On March 11, 2008, the LLC, through its wholly-owned subsidiary ICON Global Crossing IV, purchased additional telecommunications equipment for approximately $5,939,000. The telecommunications equipment is also subject to a lease with Global Crossing. The base lease term is 36 months and commenced on April 1, 2008. The LLC paid an acquisition fee to the Manager of approximately $178,000 relating to this transaction.

ICON Aegean and ICON Arabian

On March 31, 2008, the LLC, through its wholly-owned subsidiaries ICON Arabian Express, LLC (“ICON Arabian”) and ICON Aegean Express, LLC (“ICON Aegean”), entered into Memorandums of Agreement with subsidiaries of Vroon Group B.V. (“Vroon”) to acquire two 1,500 TEU containerships - the Aegean Express and the Arabian Express (collectively, the “Vessels”) - for an aggregate purchase price of $51,000,000. Simultaneously with the closing of the purchase of the Vessels on April 24, 2008, the Vessels were bareboat chartered back to a subsidiary of Vroon for a term of 72 months. The LLC paid approximately $2,082,000 in transaction-related costs, which included a $1,530,000 acquisition fee paid to the Manager.

ICON Magnum

On May 5, 2008, the LLC, through its wholly-owned subsidiary ICON Magnum, LLC (“ICON Magnum”), acquired title to a Bucyrus Erie model 1570 Dragline (the “Dragline”) for $12,460,807. The Dragline is being leased to Magnum Coal Company and its subsidiaries. ICON Magnum collected interim rent of approximately $6,700 per day until the commencement of the base lease term. The base lease term is 60 months and commenced on June 1, 2008.

Aggregate annual minimum future rentals receivable from each of the LLC’s non-cancelable operating leases consisted of the following at June 30, 2008:

Years Ending
December 31,

For July 1 to December 31, 2008	$9,206,688
2009	$18,362,376
2010	$18,976,544
2011	$14,443,862
2012	$10,954,940
Thereafter	$3,182,328

(6)	Investment in Joint Venture

On June 30, 2008, the LLC and Fund Eleven, through its joint venture ICON Pliant, LLC (“ICON Pliant”), entered into an agreement with Pliant Corporation (“Pliant”) to acquire manufacturing equipment. The LLC and Fund Eleven have ownership interests in ICON Pliant of 45% and 55%, respectively. Total acquisition fees accrued were approximately $363,000, of which the LLC’s portion was approximately $164,000.

On July 16, 2008, the LLC and Fund Eleven completed the acquisition of and simultaneously leased back the manufacturing equipment to Pliant. The total acquisition price was $12,115,000, of which the LLC paid approximately $5,452,000. ICON Pliant will collect interim rent, in advance, in the amount of $746,163 for the interim rental period commencing July 1, 2008 through September 30, 2008. The base lease term is 60 months and commences on October 1, 2008. ICON Pliant will receive payments on a quarterly basis.

(7)	Note Receivable on Financing Facility, net

On August 13, 2007, the LLC, along with a consortium of other lenders, entered into an equipment financing facility with Solyndra, Inc. (“Solyndra”), a privately held manufacturer of solar panels, for the building of a new production facility. The financing facility was to mature on June 30, 2013 and was secured by the equipment as well as all other assets of Solyndra. The LLC was to receive principal payments starting in October 2008. In the interim period, interest was paid on a quarterly basis using a range of rates from 6.20% to 6.74%. In connection with the transaction, the LLC received warrants to purchase up to 40,290 shares of Solyndra common stock at an exercise price of $4.96. The fair value of these warrants was approximately $115,000 on the transaction date and has been reflected as a discount on the face amount of the notes receivable.

At June 30, 2008, the Manager determined, based on the Black-Scholes option pricing model, that the aggregate fair value of the warrants was $86,583. The assumptions used for the Black-Scholes option pricing model were as follows: Strike price $4.96, share price $2.15, expiration date of April 6, 2014, a volatility of 300%, and the risk free interest rate of 2.17%. The volatility percentage was determined by taking a sampling of six similar businesses from their initial public offering date to present and placing a percentage based on the performance of the share price of this sampling.

The financing facility was for a maximum amount of $93,500,000, of which the LLC committed to invest up to $5,000,000. At June 30, 2008, the LLC had loaned approximately $4,367,000. The LLC paid acquisition fees of approximately $131,000 to the Manager in relation to this financing facility.

(8)	Non-Recourse Long-Term Debt

On July 24, 2007, ICON Mayon borrowed approximately $24,938,000 in connection with the acquisition of the Mayon Spirit. The non-recourse debt matures on July 25, 2011 and accrues interest at the London Interbank Offered Rate (“LIBOR”) plus 1.00% per year.  The non-recourse debt requires monthly payments ranging from $476,000 to $527,000. The lender has a security interest in the vessel and an assignment of the charter hire. The LLC paid and capitalized approximately $187,000 in debt financing costs. At June 30, 2008 and December 31, 2007, the outstanding balance of the non-recourse debt obligation was $20,491,483 and $22,480,270, respectively.

Simultaneously with the execution of the non-recourse long-term debt agreement mentioned above, the LLC entered into an interest rate swap contract with Fortis Bank NV/SA, New York Branch (“Fortis”) in order to hedge the variable interest rates on the non-recourse long-term debt and minimize the LLC’s risk of interest rate fluctuation. The interest rate swap contract, which was deemed effective as of June 19, 2008, fixed the interest rate at 6.35%. As of June 30, 2008, ICON Mayon recorded through other comprehensive income a cumulative decrease in the fair value of the interest rate swap of $675,711, of which the LLC’s portion was $344,613.

On April 24, 2008, ICON Aegean and ICON Arabian borrowed approximately $38,700,000 in connection with the acquisition of the Vessels. The non-recourse long-term debt obligations mature on April 24, 2014 and accrue interest at LIBOR plus 1.50% per year.  The non-recourse long-term debt obligations require monthly payments ranging from $212,000 to $286,000. The lender has a security interest in the Vessels and an assignment of the charter hires. The LLC paid and capitalized approximately $387,000 in debt financing costs. At June 30, 2008, the aggregate outstanding balances of the non-recourse debt obligations were $37,793,520.

Simultaneously with the execution of the non-recourse long-term debt agreements mentioned above, the LLC entered into interest rate swap contracts with Fortis in order to hedge the variable interest rates on the non-recourse long-term debt and minimize the LLC’s risk of interest rate fluctuation. The interest rate swap contracts, which were deemed effective as of June 19, 2008, fixed the interest rates of ICON Aegean and ICON Arabian at 3.93%. As of June 30, 2008, ICON Aegean and ICON Arabian recorded, through other comprehensive income, a cumulative decrease in the fair value of the interest rate swaps of $239,416.

The aggregate maturities of non-recourse long-term debt were as follows at June 30, 2008:

Years Ending
December 31,

For July 1 to December 31, 2008	$4,871,820
2009	10,104,452
2010	10,725,843
2011	13,213,738
2012	5,828,942
2013	6,141,659
2014	7,398,549
$58,285,003

(9)	Revolving Line of Credit, Recourse

The LLC, along with ICON Income Fund Eight B, L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC, (“Fund Nine”), Fund Ten and Fund Eleven (entities sponsored and organized by the Manager) (collectively, the “Borrowers”) are parties to a Commercial Loan Agreement (the “Loan Agreement”) with California Bank & Trust (the “Lender”). The Loan Agreement originally provided for a revolving line of credit of up to $17,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all assets of the Borrowers not subject to a first priority lien, as defined in the Loan Agreement. Each of the Borrowers is jointly and severally liable for all amounts borrowed under the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements in which the Borrowers have a beneficial interest.

The Facility was originally set to expire on September 30, 2008 and established (i) the interest rate for advances under the Facility at the Lender’s prime rate and (ii) the interest rate on the five separate advances that are permitted to be made under the Facility at which United States dollar deposits can be acquired by the Lender at London Interbank Eurocurrency Market Rate plus 2.5%. The interest rate at June 30, 2008 was 5.0%.

On May 1, 2008, the Borrowers entered into a Loan Modification Agreement. The agreement increased the revolving line of credit up to $30,000,000 and extended the expiration date to April 30, 2010. The Borrowers may request a one year extension to the revolving line of credit within 390 days of the expiration date, but the Lender has no obligation to extend. The quarterly unused commitment fee of 0.5% was reduced to 0.25% on unused commitments under the Facility.

The Borrowers were in compliance with the covenants under the Loan Agreement at June 30, 2008.

Aggregate borrowings by all Borrowers under the Facility amounted to $1,255,000 at June 30, 2008, all of which was borrowed by Fund Eight B.

(10)	Transactions with Related Parties

The LLC has entered into certain agreements with its Manager and ICON Securities, whereby the LLC pays certain fees and reimbursements to these parties.  The Manager is entitled to receive an organizational and offering expense allowance of 3.5% of capital raised up to $50,000,000, 2.5% of capital raised between $50,000,001 and $100,000,000, 1.5% of capital raised between $100,000,001 and $200,000,000, 1.0% of capital raised between $200,000,001 and $250,000,000 and 0.5% of capital raised over $250,000,000.  ICON Securities is entitled to receive a 2% underwriting fee from the gross proceeds from sales of Shares to Additional Members.

In accordance with the terms of the LLC Agreement, the LLC will pay the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals recognized either directly by the LLC or through its joint ventures, and (ii) acquisition fees, through the end of the operating period, of 3% of the gross value of the LLC’s acquisition transactions.  In addition, the Manager will be reimbursed for administrative expenses incurred in connection with the LLC’s operations.

(10)	Transactions with Related Parties - continued

The Manager performs certain services relating to the management of the LLC’s equipment leasing activities.  Such services include the collection of lease payments from the lessees of the equipment, re-leasing services in connection with equipment which is off-lease, inspections of the equipment, liaising with and general supervision of lessees to assure that the equipment is being properly operated and maintained, monitoring performance by the lessees of their obligations under the leases and the payment of operating expenses.

Administrative expense reimbursements are costs incurred by the Manager or its affiliates that are necessary to the LLC’s operations.  These costs include the Manager’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the LLC based upon the percentage of time such personnel dedicate to the LLC.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Manager.

The Manager also has a 1% interest in the LLC’s profits, losses, cash distributions and liquidation proceeds.  The LLC paid distributions to the Manager of $59,069 for the six months ended June 30, 2008. The Manager’s interest in the LLC’s net income (loss) for the three months ended June 30, 2008 and 2007 was $14,158 and $(2,009), respectively. The Manager’s interest in the LLC’s net income (loss) for the six months ended June 30, 2008 and 2007 was $21,446 and $(2,009), respectively.

Fees and other expenses paid or accrued by the LLC to the Manager or its affiliates for the three and six months ended June 30, 2008 and 2007 were as follows (unaudited):

			Three Months Ended		Six Months Ended
Entity	Capacity	Description	2008	2007	2008	2007
ICON Capital Corp.	Manager	Organizational and
		offering expenses (1)	$670,919	$583,804	$1,358,767	$583,804
ICON Securities Corp.	Managing broker-dealer	Underwriting fees (1)	$865,710	$333,496	$1,678,369	$333,496
ICON Capital Corp.	Manager	Acquisition fees (2)	$682,486	$210,236	$2,740,654	$210,236
ICON Capital Corp.	Manager	Administrative expense
		reimbursements (3)	$741,180	$191,327	$1,431,999	$191,327
ICON Capital Corp.	Manager	Management fees (3)	$372,010	$-	$559,147	$-

(1) Amount charged directly to members' equity.
(2) Amount capitalized and amortized to operations over the estimated service period in accordance with the LLC's accounting policies.
(3) Amount charged directly to operations.

At June 30, 2008, the LLC had a payable due to its Manager and certain of its Manager’s affiliates of $765,008.  The Manager was due $697,464, which is comprised of $442,490 of administrative expense reimbursements, $204,291 of acquisition fees and $50,683 of organizational and offering expenses.  ICON Securities was due $67,544 for underwriting fees.

(11)	Commitments and Contingencies and Off Balance Sheet Risk

On September 28, 2007 and December 10, 2007, the LLC completed the acquisitions of and simultaneously leased back substantially all of the machining and metal working equipment of LC Manufacturing and Crow. Simultaneously with the closing of the transactions with LC Manufacturing and Crow, the Participating Funds completed similar acquisitions with seven other subsidiaries of MWU pursuant to which the respective funds purchased substantially all of the machining and metal working equipment of each subsidiary.  Each subsidiary’s obligations under its respective leases (including those of LC Manufacturing and Crow) are cross-collateralized and cross-defaulted, and all subsidiaries’ obligations are guaranteed by MWU.  Each of the Participating Funds has also entered into a credit support agreement with the LLC, pursuant to which losses incurred by a Participating Fund with respect to any MWU subsidiary are shared among the Participating Funds proportionately based on the amount of capital invested.  The term of each credit support agreement matches that of the lease agreements.  No amounts were accrued at June 30, 2008 and management cannot reasonably estimate at this time the maximum potential amounts that may become payable under the credit support agreement, if any.

The LLC and Fund Eleven, through its joint venture ICON Pliant, entered into a contract with Pliant to acquire manufacturing equipment for an aggregate purchase price of $12,115,000. Pursuant to the terms of the contract, the LLC and Fund Eleven purchased and simultaneously leased back the equipment on July 16, 2008.

(12)	Concentrations

For the three and six months ended June 30, 2008, the LLC had three lessees that accounted for approximately 59.1% and 69.4% of total rental and finance income, respectively.

For the three and six months ended June 30, 2007, the LLC had one lessee that accounted for 100% of total rental income.

At June 30, 2008, the LLC had five lessees that accounted for approximately 58.4% of total assets and three non-recourse long-term obligations that accounted for approximately 96.7% of the total liabilities.

At December 31, 2007, the LLC had three lessees that accounted for approximately 71% of total assets and one non-recourse long-term obligation that accounted for approximately 98% of the total liabilities.

(13)	Subsequent Event

On July 27, 2008, Solyndra repaid in full the outstanding note receivable and the entire facility was terminated. The LLC received approximately $4,437,000 in connection with the repayment, which consisted of principal and interest receivable as of such date. As a result of the repayment, the LLC will record an insignificant loss in the third quarter of 2008. The repayment does not affect the warrants held by the LLC, and the LLC retains its rights thereunder.

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